QuickLinks -- Click here to rapidly navigate through this document

Exhibit (a)(1)(e)

FORM OF PROMISE TO GRANT STOCK OPTION

        TO

        In exchange for your agreement to cancel one or more stock options to purchase shares of Advent Software, Inc. (Advent) common stock that you received from Advent, Advent hereby promises to grant you [an incentive] [a nonstatutory] stock option to purchase [            ] shares of Advent's common stock granted under the [Plan Name] [and a [an incentive] [a nonstatutory] stock option to purchase [            ] shares of Advent's common stock granted under the [Plan Name]] ([collectively,] the New Option). We will grant the New Option on June 5, 2003.

        The exercise price of each New Option will be 100% of the fair market value of Advent's common stock on June 5, 2003.

        Each new option will receive vesting credit for the period between the exchanged option's vesting commencement date and cancellation date, but will not receive vesting credit for the period between the cancellation date of the exchanged option and June 5, 2003. Beginning on June 5, 2003, vesting of the New Option will then continue in accordance with the vesting schedule of the exchanged option, subject to your continued employment on each relevant vesting date. Each New Option will be subject to the standard terms and conditions of the stock option plan under which it is granted and the appropriate form of stock option agreement thereunder.

        Before the grant of the New Option on June 5, 2003, it is possible that Advent may merge or consolidate with or be acquired by another entity. This promise to grant stock option (this Promise) is evidence of a binding commitment that Advent's successors must honor. In the event of any such transaction, the successor entity would be obligated to grant you a stock option on June 5, 2003. However, the type of security and the number of shares covered by the New Option would be adjusted based on the consideration per share given to holders of options to acquire our common stock that are outstanding at the time of the acquisition. Such New Option would have an exercise price equal to the fair market value of the acquiror's stock on the grant date of the New Option.

        In order to receive your New Option, you must continue to be employed by Advent (or one of its subsidiaries) as of June 5, 2003. This Promise does not constitute a guarantee of employment with Advent or any of its subsidiaries for any period. Your employment with Advent or its subsidiaries will remain "at will" and can be terminated by you or Advent at any time, with or without cause or notice. If your employment with Advent or one of its subsidiaries terminates before June 5, 2003, for any reason, including a reduction-in-force, you will lose all rights under this Promise to receive a New Option.

        This Promise is subject to the terms and conditions of the offer to exchange options as set forth in: (1) the Offer to Exchange Certain Outstanding Options for New Options (referred to as the offer to exchange); (2) the memorandum from Peter Caswell, dated November 1, 2002; (3) the Election Form; and (4) the Withdrawal Form (collectively, the Exchange Offer Documents), all of which are incorporated herein by reference. This Promise and the Exchange Offer Documents reflect the entire agreement between you and Advent with respect to this transaction. This Promise may be amended only by means of a writing signed by you and an authorized officer of Advent.

ADVENT SOFTWARE, INC.
By:	Date:
Title:

QuickLinks

  Exhibit (a)(1)(e)
FORM OF PROMISE TO GRANT STOCK OPTION